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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/19 _____ AND ENDING _____ 12/31/19 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foreside Fund Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Three Canal Plaza, 3rd Floor

(No. and Street)

Portland   ME   04101

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn McNeil & Parker, LLC

(Name – *if individual, state last, first, middle name*)

100 Middle Street   Portland   ME   04101

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant
   Public Accountant
   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Weston Sommers _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foreside Fund Services, LLC _____ , as of December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial and Operations Principal
_____
Title

_____
Notary Public   My Commission Expires 10/30/2022

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
   (c) Statement of Income (Loss).
   (d) Statement of Changes in Financial Condition.
   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
   (g) Computation of Net Capital.
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Foreside Fund Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Foreside Fund Services, LLC (the Company) as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2018.

Portland, Maine
February 26, 2020

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash	$ 4,667,787	
12b-1 fees receivable	1,054,752	
Prepaid expenses	290,781	
Due from related parties	8,775	
Other receivables, net of allowance for uncollectible amounts	1,943,108	
Other assets	10,029	
Total Assets		$ 7,975,232

Liabilities and Member's Equity

Liabilities

Accrued 12b-1 fees	$ 3,085,887	
Accrued expenses and other liabilities	93,977	
Due to related parties	656,841	
Total Liabilities		$ 3,836,705
Member's Equity		4,138,527
Total Liabilities and Member's Equity		$ 7,975,232

The accompanying notes are an integral part of this financial statement.   2

NOTE 1 - ORGANIZATION

Foreside Fund Services, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor for various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers. The Company is also engaged in active distribution services, placement agent services and registered representative "only" registration services.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2019, the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2019, the Company had an allowance for uncollectible amounts of $39,510. Past due accounts are written off by management when deemed uncollectible on a case-by-case basis.

OTHER ASSETS

Other assets represent the Company's clearing fund deposit at the National Securities Clearing Corporation ("NSCC"), as well as, seed capital contributed to mutual funds.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the costs of which are allocated to the Company. For the year ended December 31, 2019, these allocated expenses totaled $6,810,447. At December 31, 2019, amounts due to the Parent totaled $617,043, which is included in "Due to related parties" in the Statement of Financial Condition.

At December 31, 2019, "Due from related parties" included $8,775, which resulted from revenue collected on behalf of the Company.

At December 31, 2019, "Due to related parties" also included $39,798, which resulted from revenue collected on behalf of its affiliates.

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2019, the Company made capital distributions to the Parent totaling $4,955,000.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $1,885,908, which was $1,630,128 in excess of its minimum required net capital of $255,780. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 2.03 to 1.

The Company is a fund member of the NSCC which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 5 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

CREDIT RISK

The Company maintains checking accounts in a financial institution. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

NOTE 7 - AGREEMENTS

The Company may enter into Dealer, Distribution, Networking, Service or similar type Selling Agreements with the Funds' various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective agreements provided that the Company first receives such payments from the Funds.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019